

June 11, 2013

Via E-mail
Mr. Juan Rodriguez
Senior Vice President and Chief Financial Officer
Opko Health, Inc.
4400 Biscayne Blvd.
Miami, FL 33137

Re: Opko Health, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2012
     Filed March 18, 2013
     File No. 001-33528

Dear Mr. Rodriguez:

We have reviewed your May 20, 2013 response to our May 8, 2013 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 7. Management's Discussion and Analysis of Financial Condition and results of Operation
Results of Operations
For the Years Ended December 31, 2012 and December 31, 2011
Liquidity and capital Resources, page 58

1. Please revise your disclosure proposed in response to comment 3 to disclose the maximum or the range of possible contractual obligations that have been excluded. If you are unable to calculate the maximum or the range of possible contractual obligations, state that the contracts do not specify the maximum amount you may incur under the agreements.

Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Operations, page 68

2. We acknowledge your response to prior comment 4. Please note that although the guidance in SAB Topic 11:B accommodates the separate presentation of multiple components attributable to cost of sales, it is not permissible to report a measure of gross margin that exclude such amounts. Depreciation and amortization expense related to cost of sales may be displayed on a separate line item, however, these items must be reflected within your gross margin or you can revise to omit any references to gross margin.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant